SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 14, 2005	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Announcement

The Company entered into the Framework Agreement with China Petroleum and Chemical Corporation on 28 April 2005. Under the Framework Agreement, the Company shall (amongst other things) purchase the Raw Materials from and sell the Petroleum Products to China Petroleum and Chemical Corporation and its associates. At the Company’s extraordinary general meeting on 28 June 2005, the Independent Shareholders approved the Connected Transactions and, for the three years ending 31 December 2007, the annual transaction values in relation to the Connected Transactions shall not, in aggregate, exceed the Annual Caps.

It has come to the Company’s attention that, as a result of an unexpected increase in the international price of crude oil, the aggregate transaction value of the Raw Materials Connected Transaction for the period between 1 January 2005 and 30 September 2005 has increased significantly compared to the same time last year. The Directors of the Company are of the view that if the operation of the Company is to be maintained at the current level, the Raw Materials Cap will be exceeded in November 2005.

In addition, the unexpected increase in the international price of crude oil has led to a corresponding increase in the prices of petroleum products on the open market. As a result, the aggregate transaction value of the Petroleum Products Connected Transaction for the period between 1 January 2005 and 30 September 2005 has also increased significantly compared to the same time last year. The Directors of the Company are of the view that if the sales of the Petroleum Products of the Company are to be maintained at the current level, the Petroleum Products Cap will be exceeded in November 2005.

This announcement is made pursuant to Rule 14A.36(1) of the Hong Kong Listing Rules, which requires the Company to comply with reporting, announcement and independent shareholders requirements if an annual cap in respect of a connected transaction is exceeded.

In addition, in accordance with Shanghai Listing Rules, the Company is required to explain the reasons if the aggregate transaction values of the Connected Transactions exceed the estimated caps. In accordance with Shanghai Listing Rules, the revised caps of the Connected Transactions are subject to the approval of the Company’s Independent Shareholders.

A circular containing details of the Connected Transactions and the Revised Caps together with a notice of, and forms of proxy for, a shareholders’ meeting to approve the Revised Caps, and including the advice of the independent financial adviser, will be dispatched to the H shareholders and a notice will be published for the domestic shareholders of the Company as soon as is reasonably practicable. Shareholders of the Company who are deemed to have an interest in any of the Connected Transactions shall abstain from voting at the relevant shareholders’ meeting.

1. INTRODUCTION

The Company entered into the Framework Agreement with China Petroleum and Chemical Corporation on 28 April 2005. Under the Framework Agreement, the Company shall (amongst other things) purchase the Raw Materials from and sell the Petroleum Products to China Petroleum and Chemical Corporation and its associates. At the Company’s extraordinary general meeting on 28 June 2005, the Independent Shareholders approved the Connected Transactions and, for the three years ending 31 December 2007, the annual transaction values in relation to the Connected Transactions shall not, in aggregate, exceed the Annual Caps.

It has come to the Company’s attention that, based on the Company’s unaudited financial statements, the aggregate transaction value of the Raw Materials Connected Transaction for the period between 1 January 2005 and 30 September 2005 was RMB 20.9 billion. As stated in the Circular, the Raw Materials Cap was estimated to be RMB21.6 billion. The Directors of the Company are of the view that if the operation of the Company is to be maintained at the current level, the Raw Materials Cap will be exceeded in November 2005.

In addition, the unexpected increase in the international price of crude oil has led to a corresponding increase in the prices of petroleum products on the open market. As a result, the aggregate transaction value of the Petroleum Products Connected Transaction for the period between 1 January 2005 and 30 September 2005 was RMB 11.4 billion. As stated in the Circular, the Petroleum Products Cap was estimated to be RMB13.0 billion. The Directors of the Company are of the view that if the sales of the Petroleum Products of the Company are to be maintained at the current level, the Petroleum Products Cap will be exceeded in November 2005.

The Company does not expect that the increase in the international price of crude oil will have any material impact to the other connected transactions also approved at the Company’s extraordinary general meeting on 28 June 2005, and the Company does not anticipate that annual caps for the year ending 31 December 2005 for such connected transactions to be exceeded.

This announcement is made pursuant to Rule 14A.36(1) of the Hong Kong Listing Rules, which requires the Company to comply with reporting, announcement and independent shareholders requirements if an annual cap in respect of a connected transaction is exceeded. As the Framework Agreement and terms of the Connected Transactions have been approved at the Company’s extraordinary general meeting on 28 June 2005 and that both the Framework Agreement and the terms of the Connected Transactions are in full force and effect and remain unchanged, the purpose of this announcement is to seek the Independent Shareholders’ approval for the Revised Caps.

In addition, in accordance with Shanghai Listing Rules, the Company is required to explain the reasons if the aggregate transaction values of the Connected Transactions exceed the estimated caps. In accordance with Shanghai Listing Rules, the revised caps of the Connected Transactions are subject to the approval of the Company’s Independent Shareholders.

A circular containing details of the Connected Transactions and the Revised Caps together with a notice of, and forms of proxy for, a shareholders’ meeting to approve the Revised Caps, and including the advice of the independent financial adviser, will be dispatched to the H shareholders and a notice will be published for the domestic shareholders of the Company as soon as is reasonably practicable. Shareholders of the Company who are deemed to have an interest in any of the Connected Transactions shall abstain from voting at the relevant shareholders’ meeting.

The Board of Directors (including the independent non-executive directors) has approved the Revised Caps which are set out in this announcement. An Independent Board Committee has been established in accordance with Hong Kong Listing Rules to advise the Independent Shareholders as to the Revised Caps.

2. REASONS FOR EXCEEDING THE RAW MATERIALS CAP AND THE PETROLEUM PRODUCTS CAP

The Company determined the annual caps for the Raw Materials Connected Transaction by reference to two factors:

a)	its estimate on the quantity of the Raw Materials required for production for a particular year; and

b)	its estimate on the price of the relevant Raw Materials on the open market.

Similarly, the Company determined the annual caps for the Petroleum Products Connected Transaction by reference to two factors:

a)	its estimate on the quantity of the Petroleum Products sold to China Petroleum & Chemical Corporation and its associates for a particular year; and

b)	its estimate on the price of the relevant Petroleum Products on the open market.

In making these estimates, the Company took into account a set of reasonable and objective factors, including historical transactional values, an approximation of increase in production capacity, a projection of business growth and any relevant cost adjustments.

Unfortunately, although the quantity of the Raw Materials purchased and the Petroleum Products sold under the Connected Transactions for the period between 1 January 2005 to 30 September 2005 remains well within the Company’s estimated range, the average price of crude oil for October 2005 alone has increased to above RMB 3,666 per tonne (compared to the average price of RMB 2,306 per tonne for 2004). This unexpected increase in the price of crude oil has led to a corresponding increase in the prices of the Petroleum Products on the open market. These price increases have resulted in the value of the Connected Transactions exceeding the Company’s original estimate.

Since the Company’s initial public offering on 6 July 1993, the Company has, in the ordinary and usual course of business, conducted the Connected Transactions with China Petroleum and Chemical Corporation and its associates on the basis that the Connected Transactions are necessary in the best interest of the Company and its shareholders as a whole, and that the terms of the Connected Transaction are fair and reasonable. The Company has exercised its best judgment, based on its experience in the industry and its analysis of the historical data, to reach a bona fide determination on the Annual Caps, and it has done (and will continue to do) everything within its power to ensure that none of the Annual Caps would be exceeded. Regrettably, the unexpected increases in the international price of crude oil and the corresponding increase in the prices of the Petroleum Products, factors which are completely out of the Company’s control, have caused an increase in the values of the Connected Transactions for 2005. The Company could not therefore have done anything to prevent the Raw Materials Cap and the Petroleum Products Cap being exceeded unless it scaled down the volume of its business (which, in the view of the Directors, would not be in the best interest of the Company and all of its Shareholders).

3. REASONS FOR THE CONNECTED TRANSACTIONS, PRICING POLICIES AND REVISED CAPS

On 28 April 2005, the Company and China Petroleum & Chemical Corporation entered into the Framework Agreement in relation to, among other connected transactions, the Raw Materials Connected Transactions and the Petroleum Products Connected Transaction. The Framework Agreement and the terms of the Connected Transactions have already been approved at the Company’s extraordinary general meeting on 28 June 2005. The Framework Agreement and the terms of the Connected Transactions remain in full force and effect and are unchanged. Set out below are the reasons for the Connected Transactions, their pricing policies and revised annual caps.

3.1 Raw Materials Connected Transaction

Reasons for such transactions: As disclosed in the Circular, the Company’s allocation of the Raw Materials requirements is governed by PRC regulations and measures including Measures for the Administration of Ningbo-Shanghai-Nanjing Pipeline Network, Notice on Pipeline Crude Oil Price for Ningbo-Shanghai-Nanjing Area in 2004, Measures for Crude Oil Administration (for Trial Implementation) and Letter Concerning Adjustment to Commission Standards on Foreign Trade Agency for Crude Oil Import. These regulations and measures dictate the volume and other terms and conditions under which the Company conducts its purchase of the Raw Materials. Importantly, the Company is also required to purchase the Raw Materials from one of four authorised crude oil importers, one of which is China Petroleum and Chemical Corporation.

Given that the Company does not maintain a reserve of crude oil and other raw materials, it has to continue to purchase and since its initial public offer on 6 July 1993, it has been purchasing the Raw Materials from China Petroleum and Chemical Corporation and its associates. Naturally, any disruption in the supply of the Raw Materials from China Petroleum and Chemical Corporation would adversely affect the Company’s petrochemical production. The Directors were therefore of the view, which was also endorsed by all the independent non-executive directors of the Company, that it would be in the interest of the Company and all of its shareholders to continue to purchase the Raw Materials from China Petroleum and Chemical Corporation and its associates.

Pricing: Pursuant to the Framework Agreement, the purchases of crude oil related raw materials from China Petroleum and Chemical Corporation and its associates are determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall be bound by the State tariffs; or

(b)	if there are no State tariffs, but there are applicable State guided prices, the pricing of the Company’s purchases shall be bound by the State guided prices; or

(c)	if there are no applicable State tariffs or State guided prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market price (including any bidding price); or

(d)	if none of the above applies, the Company’s purchases shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

The Company will settle the purchases by way of cash payments.

Accordingly, in the case of purchases of crude oil from China Petroleum and Chemical Corporation and its associates, prices are determined in accordance the prevailing market price.

Caps: The Company originally estimated that for the three years ending 31 December 2007, the annual transaction values in relation to the Raw Materials Connected Transaction shall not, in aggregate, exceed the caps of RMB 21.6 billion, RMB 23.8 billion and RMB 26.3 billion, respectively. In light of the increase in the international price of crude oil, the Company proposes the following revised annual caps in relation to the Raw Materials Connected Transaction:

	Revised caps for the year ending 31 December
	2005	2006	2007
	(RMB million)	(RMB million)	(RMB million)
Aggregate purchases of raw materials from China Petroleum and Chemical Corporation and its associates	28,460	39,102	47,002

The above revised annual caps represent an increase of 31.8%, 64.3% and 78.7% for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 respectively, compared to the original annual caps. Such increases are as a result of the substantial increase in the international price of crude oil. The average price of crude oil for October 2005 alone has increased to above RMB 3,666 per tonne (compared to the average price of RMB 2,306 per tonne for 2004). The Company anticipates that the international oil price will continue to increase for 2006 and 2007.

More specifically, the revised annual caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from China Petroleum & Chemical Corporation and its associates;

(b)	the current cost of the Raw Materials and industry estimates of the increase in the costs of raw materials for 2005, 2006 and 2007;

(c)	the Company’s estimate of its business growth; and

(d)	the Company’s estimate of the increase in its production capacity.

3.2 Petroleum Products Connected Transaction

Reasons for such transactions: As disclosed in the Circular, China’s oil and petrochemical industry has always been the subject of extensive regulation by the PRC government. Transactions involving the sale and purchase of petroleum products are controlled by the PRC government. Accordingly, the Company’s sales of petroleum products are governed by the relevant PRC regulations and measures. These regulations and measures dictate the volume and all other terms and conditions at which the Company conducts its sales of petroleum products.

Pricing: Pursuant to the Framework Agreement, the sales of petroleum products to China Petroleum & Chemical Corporation and its associates are determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall be bound by the State tariffs; or

(b)	if there are no State tariffs, but there are applicable State guided prices, the pricing of the Company’s purchases shall be bound by the State guided prices; or

(c)	if there are no applicable State tariffs or State guided prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market price (including any bidding price); or

(d)	if none of the above applies, the Company’s purchases shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

China Petroleum & Chemical Corporation and its associates will settle their purchases of the Petroleum Products by way of cash payments.

Caps: The Company originally estimated that for the three years ending 31 December 2007, the annual transaction values in relation to the Petroleum Products Connected Transaction shall not, in aggregate, exceed the caps of RMB13.0 billion, RMB14.3 billion and RMB15.7 billion, respectively. In light of the increase in the prices of the Petroleum Products, the Company proposes the following revised annual caps in relation to the Petroleum Products Connected Transaction:

	Revised caps for the year ending 31 December
	2005	2006	2007
	(RMB million)	(RMB million)	(RMB million)
Aggregate sales of petroleum products to China Petroleum and Chemical Corporation and its associates	16,214	22,000	26,400

The above revised annual caps represent an increase of 24.7%, 53.8% and 68.2% for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 respectively, compared to the original annual caps. Such increases are as a result of the substantial increase in the international price of crude oil. The Company anticipates that the international oil price will continue to increase for 2006 and 2007. The increase in international oil price will, invariably, lead to a corresponding increase in the prices of the Petroleum Products on the open market.

More specifically, the revised caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of sales of petroleum products to China Petroleum & Chemical Corporation and its associates;

(b)	the current prices of the Petroleum Products and the industry estimates of the increase in the prices of the Petroleum Products for 2005, 2006 and 2007;

(c)	the Company’s estimate of the increase in the costs of raw materials;

(d)	the Company’s estimate of the increase in the overall demand for petroleum products in the PRC; and

(e)	the Company’s estimate of the increase in the market price of petroleum products.

4. THE DIRECTORS’ OPINION

The Directors (including the independent non-executive directors) are of the view that the Revised Caps are fair and reasonable so far as the Company and its shareholders are concerned. The Directors (including the independent non-executive directors) are also of the opinion that the Connected Transactions, following the revision of their annual caps, are entered into and carried out in the ordinary course of business of the Company, on terms no less favourable than terms available to or from independent third parties, are fair and reasonable and in the interests of the shareholders of the Company as a whole.

5. CONNECTED PARTIES AND THEIR RELATIONSHIP

China Petroleum and Chemical Corporation is the controlling shareholder of the Company, having a beneficial interest of approximately 55.56% of the registered capital of the Company. China Petroleum and Chemical Corporation is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of China Petroleum and Chemical Corporation include oil and gas exploration and production, oil refining, petrochemical production and sales/marketing of refined oil products in China.

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

6. DESPATCH OF SHAREHOLDERS’ CIRCULAR

The Company has appointed Partners Capital International Limited as an independent financial adviser to the Independent Board Committee. A circular containing, amongst other things, details of the Connected Transactions and the Revised Caps, letters from the Independent Board Committee and from the independent financial adviser and a notice to Shareholders convening an extraordinary general meeting of the Company to approve the Revised Caps will be dispatched to the Shareholders as soon as practicable.

In this announcement, unless the context otherwise requires the following expressions have the following meanings

“Announcement”	the announcement issued by the Company dated 28 April 2005 in relation to, among other things, the Connected Transactions and the Annual Caps

“Annual Caps”	the original annual caps of (i) RMB21.6 billion, RMB23.8 billion and RMB26.3 billion for the three years ending 31 December 2007 in relation to the Raw Materials Connected Transaction and (ii) RMB13.0 billion, RMB14.3 billion and RMB15.7 billion for the three years ending 31 December 2007 in relation to the Petroleum Products Connected Transaction, as approved by the Independent Shareholders at the Company’s extraordinary general meeting dated 28 June 2005

“associate”	has the meaning given to it by the Hong Kong Listing Rules and Shanghai Listing Rules

“Board”	the board of directors of the Company

“China Petroleum and Chemical Corporation”	a company organised in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in New York, London and Shanghai

“Circular”	the circular issued by the Company dated 13 May 2005 in relation to, among other things, the Connected Transactions and the Annual Caps

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in Shanghai and New York

“Connected Transactions”	the Raw Materials Connected Transaction and the Petroleum Products Connected Transaction

“Director(s)”	director(s) of the Company, including independent non-executive directors

“Framework Agreement”	the sale and purchase framework agreement dated 28 April 2005 between the Company and China Petroleum and Chemical Corporation in relation to the sale and purchase of certain raw materials and petroleum products as approved by the Independent Shareholders of the Company’s extraordinary general meeting dated 28 June 2005

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the committee of independent non-executive Directors, consisting of Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, formed to advise the Independent Shareholders in respect of the terms of the Connected Transactions and the Revised Caps

“Independent Shareholders”	shareholders other than China Petroleum & Chemical Corporation and its associates

“Petroleum Products”	gasoline, diesel, jet oil and other petroleum products

“Petroleum Products Cap”	the original annual cap of RMB13.0 billion for the year ending 31 December 2005 in relation to the Petroleum Products Connected Transaction as approved by the Independent Shareholders at the Company’s extraordinary general meeting dated 28 June 2005

“Petroleum Products Connected Transaction”	the connected transaction in relation to the sales of petroleum products to China Petroleum and Chemical Corporation and its associates as described in this announcement

“PRC”	People’s Republic of China

“Raw Materials”	crude oil, naphtha, paraxylene and other intermediate petrochemical raw materials

“Raw Materials Cap”	the original annual cap of RMB21.6 billion for the year ending 31 December 2005 in relation to the Raw Materials Connected Transaction as approved by the Independent Shareholders at the Company’s extraordinary general meeting dated 28 June 2005

“Raw Materials Connected Transaction”	the connected transaction in relation to the purchase of raw materials from China Petroleum and Chemical Corporation and its associates as described in this announcement

“Revised Caps”	the revised annual caps for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 for each of the Raw Materials Connected Transaction and the Petroleum Products Connected Transaction as disclosed in this announcement

“RMB”	Renminbi, the lawful currency of China

“Shanghai Listing Rules”	the listing rule of the Shanghai Stock Exchange

“Shareholders”	the shareholders of the Company

By Order of the Board Zhang Jingming Company Secretary

Shanghai, PRC, 10 November 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or transferee or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

CONTINUING CONNECTED TRANSACTIONS

Independent financial adviser to

the Independent Board Committee and the Independent Shareholders

A letter from the board of directors of Sinopec Shanghai Petrochemical Company Limited is set out on pages 4 to 12 of this circular, and a letter from the Independent Board Committee is set out on page 13 of this Circular.

A letter from Partners Capital International Limited setting out its advice to the Independent Board Committee is set out on pages 14 to 21 of this circular.

Notice of the 2005 second extraordinary general meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, the PRC on 28 December 2005 (Wednesday) at 10:00 a.m. is set out on pages 27 to 29 of this circular. Whether or not you are able to attend the meeting, please complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon as soon as possible and in any event by not later than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

11 November 2005

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions have the following meanings

“Announcement”	the announcement issued by the Company dated 10 November 2005 in relation to, among other things, the Connected Transactions and the Revised Caps

“Annual Caps”	the original annual caps of (i) RMB21.6 billion, RMB23.8 billion and RMB26.3 billion for the three years ending 31 December 2007 in relation to the Raw Materials Connected Transaction and (ii) RMB13.0 billion, RMB14.3 billion and RMB15.7 billion for the three years ending 31 December 2007 in relation to the Petroleum Products Connected Transaction, as approved by the Independent Shareholders at the Company’s extraordinary general meeting dated 28 June 2005

“April Announcement”	the announcement issued by the Company dated 28 April 2005 in relation to, among other things, the Connected Transactions and the Annual Caps

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of directors of the Company

“China Petroleum and Chemical Corporation”	a company organised in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in New York, London and Shanghai

“Circular”	the circular issued by the Company dated 11 November 2005 in relation to, among other things, the Connected Transactions and the Revised Caps

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in Shanghai and New York

“Connected Transactions”	the Raw Materials Connected Transaction and the Petroleum Products Connected Transaction

“Director(s)”	director(s)of the Company, including independent non- executive directors

DEFINITIONS

“Framework Agreement”

the sale and purchase framework agreement dated 28 April

2005 between the Company and China Petroleum and Chemical Corporation in relation to the sale and purchase of certain raw materials and petroleum products, as approved by the Independent Shareholders at the Company’s extraordinary general meeting dated 28 June 2005

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the committee of independent non-executive Directors, consisting of Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, formed to advise the Independent Shareholders in respect of the Revised Caps

“Independent Shareholders”	shareholders other than China Petroleum and Chemical Corporation and its associates

“Latest Practicable Date”	28 October 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“May Circular”	the circular issued by the Company dated 13 May 2005 in relation to, among other things, the Connected Transactions and the Annual Caps

“Petroleum Products”	gasoline, diesel, jet oil and other petroleum products

“Petroleum Products Cap”	the original annual cap of RMB13.0 billion for the year ending 31 December 2005 in relation to the Petroleum Products Connected Transaction as approved by the Independent Shareholders at the Company’s extraordinary general meeting dated 28 June 2005

“Petroleum Products Connected Transaction”	the connected transaction in relation to the sales of petroleum products to China Petroleum and Chemical Corporation and its associates as described in the May Circular

“PRC”	People’s Republic of China

“Raw Materials”	crude oil, naphtha, paraxylene and other intermediate petrochemical raw materials

DEFINITIONS

“Raw Materials Cap”	the original annual cap of RMB21.6 billion for the year ending 31 December 2005 in relation to the Raw Materials Connected Transaction as approved by the Independent Shareholders at the Company’s extraordinary general meeting dated 28 June 2005

“Raw Materials Connected Transaction”	the connected transaction in relation to the purchase of raw materials from China Petroleum and Chemical Corporation and its associates as described in the Circular

“Revised Caps”	the revised annual caps on each of the Raw Materials Connected Transaction and the Petroleum Products Connected Transaction for the three years ending 31 December 2007 as set out in the Circular

“RMB”	Renminbi, the lawful currency of China

“Shanghai Listing Rules”	the listing rule of the Shanghai Stock Exchange

“Shareholders”	the shareholders of the Company

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Directors: Rong Guangduo Du Chongjun Han Zhihao Wu Jaijun Gao Jinping Shi Wei	Registered Office: 48 Jinyi Road Jinshan District Shanghai 200540 PRC

Non-Executive Directors:

Lei Dianwu

Xiang Hanyin

Independent Non-Executive Directors:

Chen Xinyuan

Sun Chiping

Jiang Zhiquan

Zhou Yunnong

11 November 2005

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

1. INTRODUCTION

Reference is made to the Announcement and the April Announcement.

The Company entered into the Framework Agreement with China Petroleum and Chemical Corporation on 28 April 2005. Under the Framework Agreement, the Company shall (amongst other things) purchase the Raw Materials from and sell the Petroleum Products to China Petroleum and Chemical Corporation and its associates. At the Company’s extraordinary general meeting on 28 June 2005, the Independent Shareholders approved the Connected Transactions and, for the three years ending 31 December 2007, the annual transaction values in relation to the Connected Transactions shall not, in aggregate, exceed the Annual Caps.

LETTER FROM THE BOARD

It has come to the Company’s attention that, based on the Company’s unaudited financial statements, the aggregate transaction value of the Raw Materials Connected Transaction for the period between 1 January 2005 and 30 September 2005 is RMB20.9 billion. As stated in the May Circular, the Raw Materials Cap was estimated to be RMB21.6 billion. The Directors of the Company are of the view that if the operation of the Company is to be maintained at the current level, the Raw Materials Cap will be exceeded in November 2005.

In additional, the unexpected increase in the international price of crude oil has led to a corresponding increase in the prices of petroleum products on the open market. As a result, the aggregate transaction value of the Petroleum Products Connected Transaction for the period between 1 January 2005 and 30 September 2005 has also increased significantly compared to the same time last year. The Directors of the Company are of the view that if the sales of the Petroleum Products of the Company are to be maintained at the current level, the Petroleum Products Cap will be exceeded in November 2005.

The Company does not expect that the increase in the international price of crude oil will have any material impact to the other connected transactions also approved at the Company’s extraordinary general meeting on 28 June 2005, and the Company does not anticipate that annual caps for the year ending 31 December 2005 for such connected transactions to be exceeded.

This letter is made pursuant to Rule 14A.36(1) of the Hong Kong Listing Rules, which requires the Company to comply with reporting, announcement and independent shareholders requirements if an annual cap in respect of a connected transaction is exceeded. As the Framework Agreement and terms of the Connected Transactions have been approved at the Company’s extraordinary general meeting on 28 June 2005 and that both the Framework Agreement and the terms of the Connected Transactions are in full force and effect and remain unchanged, the purpose of this Circular is to seek the Independent Shareholders’ approval for the Revised Caps.

In addition, in accordance with Shanghai Listing Rules, the Company is required to explain the reasons if the aggregate transaction values of the Connected Transactions exceed the estimated caps. In accordance with Shanghai Listing Rules, the revised caps of the Connected Transactions are subject to the approval of the Company’s Independent Shareholders.

The Board of Directors (including the independent non-executive directors) has approved the Revised Caps. An Independent Board Committee has been established in accordance with Hong Kong Listing Rules to advise the Independent Shareholders as to the revised caps on the Connected Transactions for the years ending 31 December 2005, 31 December 2006 and 31 December 2007.

LETTER FROM THE BOARD

2. REASON FOR EXCEEDING THE RAW MATERIALS CAP AND THE PETROLEUM PRODUCTS CAP

The Company determined the annual caps for the Raw Materials Connected Transaction by reference to two factors:

(a)	its estimate on the quantity of the Raw Materials required for production for a particular year; and

(b)	its estimate on the price of the relevant Raw Materials on the open market.

Similarly, the Company determined the annual caps for the Petroleum Products Connected Transaction by reference to two factors:

(a)	its estimate on the quantity of the Petroleum Products sold to China Petroleum and Chemical Corporation and its associates for a particular year; and

(b)	its estimate on the price of the relevant Petroleum Products on the open market.

In making these estimates, the Company took into account a set of reasonable and objective factors, including historical transactional values, an approximation of increase in production capacity, a projection of business growth and any relevant cost adjustments.

Unfortunately, although the quantity of the Raw Materials purchased and the Petroleum Products sold under the Connected Transactions for the period between 1 January 2005 to 30 September 2005 remains well within the Company’s estimated range, the average price of crude oil for October 2005 alone has increased to above RMB3,666 per tonne (compared to the average price of RMB2,306 per tonne for 2004). This unexpected increase in the price of crude oil has led to a corresponding increase in the prices of the Petroleum Products on the open market. These price increases have resulted in the value of the Connected Transactions exceeding the Company’s original estimate.

Since the Company’s initial public offering on 6 July 1993, the Company has, in the ordinary and usual course of business, conducted the Connected Transactions with China Petroleum and Chemical Corporation and its associates on the basis that the Connected Transactions are necessary in the best interest of the Company and its shareholders as a whole, and that the terms of the Connected Transactions are fair and reasonable. The Company has exercised its best judgment, based on its experience in the industry and its analysis of the historical data, to reach a bona fide determination on the Annual Caps, and it has done (and will continue to do) everything within its power to ensure that none of the Annual Caps would be exceeded. Regrettably, the unexpected increase in the international price of crude oil, and the corresponding increase in the prices of the Petroleum Products, factors which are completely out of the Company’s control, have caused an increase in the value of the Connected Transactions for 2005. The Company could not therefore have done anything to prevent the Raw Materials Cap and the Petroleum Products Cap being exceeded unless it scaled down the volume of its business (which, in the view of the Directors, would not be in the best interest of the Company and all of its Shareholders).

LETTER FROM THE BOARD

3. REASONS FOR THE CONNECTED TRANSACTION, PRICING POLICIES AND REVISED CAPS

On 28 April 2005, the Company and China Petroleum and Chemical Corporation entered into the Framework Agreement in relation to, among other connected transactions, the Raw Materials Connected Transaction and the Petroleum Products Connected Transaction. The Framework Agreement and the terms of the Connected Transactions have already been approved at the Company’s extraordinary general meeting on 28 June 2005. The Framework Agreement and the terms of the Connected Transactions remain in full force and effect and are unchanged. Set out below are the reasons for the Connected Transactions, their pricing policies and revised annual caps.

3.1 Raw Materials Connected Transaction

Reasons for the Connected Transaction: As disclosed in the May Circular, the Company’s allocation of the Raw Materials requirements is governed by PRC regulations and measures including Measures for the Administration of Ningbo-Shanghai-Nanjing Pipeline Network, Notice on Pipeline Crude Oil Price for Ningbo-Shanghai-Nanjing Area in 2004, Measures for Crude Oil Administration (for Trial Implementation) and Letter Concerning Adjustment to Commission Standards on Foreign Trade Agency for Crude Oil Import. These regulations and measures dictate the volume and other terms and conditions under which the Company conducts its purchase of the Raw Materials. Importantly, the Company is also required to purchase the Raw Materials from one of four authorised crude oil importers, one of which is China Petroleum and Chemical Corporation and its associates.

Given that the Company does not maintain a reserve of crude oil and other raw materials, it has to continue to purchase and since its initial public offer on 6 July 1993, it has been purchasing the Raw Materials from China Petroleum and Chemical Corporation and its associates. Naturally, any disruption in the supply of the Raw Materials from China Petroleum and Chemical Corporation would adversely affect the Company’s petrochemical production. The Directors were therefore of the view, which was also endorsed by all the independent non-executive directors of the Company, that it would be in the interest of the Company and all of its shareholders to continue to purchase the Raw Materials from China Petroleum and Chemical Corporation.

Pricing: Pursuant to the Framework Agreement, the purchases of crude oil related raw materials from China Petroleum and Chemical Corporation and its associates are determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall be bound by the State tariffs; or

(b)	if there are no State tariffs, but there are applicable State guided prices, the pricing of the Company’s purchases shall be bound by the State guided prices; or

(c)	if there are no applicable State tariffs or State guided prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market price (including any bidding price); or

LETTER FROM THE BOARD

(d)	if none of the above applies, the Company’s purchases shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

The Company will settle the purchases by way of cash payments.

Accordingly, in the case of purchases of crude oil from China Petroleum and Chemical Corporation and its associates, prices are determined in accordance the prevailing market price.

Caps: The Company originally estimated that for the three years ending 31 December 2007, the annual transaction values in relation to the Raw Materials Connected Transaction shall not, in aggregate, exceed the caps of RMB21.6 billion, RMB23.8 billion and RMB26.3 billion, respectively. In light of the increase in the international price of crude oil, the Company proposes the following revised annual caps in relation to the Raw Materials Connected Transaction:

	Revised Caps for the year ending 31 December
	2005	2006	2007
	(RMB million)	(RMB million)	(RMB million)
Aggregate purchases of raw materials from China Petroleum and Chemical Corporation and its associates	28,460	39,102	47,002

The above revised annual caps represent an increase of 31.8%, 64.3% and 78.7% for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 respectively, compared to the original annual caps. Such increases are as a result of the substantial increase in the international price of crude oil. The average price of crude oil for October 2005 alone has increased to above RMB3,666 per tonne (compared to the average price of RMB2,306 per tonne for 2004). The Company anticipates that the international oil price will continue to increase for 2006 and 2007.

More specifically, the revised annual caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from China Petroleum and Chemical Corporation and its associates;

(b)	the current cost of the Raw Materials and industry estimate of the increase in the costs of raw materials for 2005, 2006 and 2007;

(c)	the Company’s estimate of its business growth; and

(d)	the Company’s estimate of the increase in its production capacity.

LETTER FROM THE BOARD

3.2 Petroleum Products Connected Transaction

Reasons for such transactions: As disclosed in the Circular, China’s oil and petrochemical industry has always been the subject of extensive regulation by the PRC government. Transactions involving the sale and purchase of petroleum products are controlled by the PRC government. Accordingly, the Company’s sales of petroleum products are governed by the relevant PRC regulations and measures. These regulations and measures dictate the volume and all other terms and conditions at which the Company conducts its sales of petroleum products.

Pricing: Pursuant to the Framework Agreement, the sales of petroleum products to China Petroleum and Chemical Corporation and its associates are determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall be bound by the State tariffs; or

(b)	if there are no State tariffs, but there are applicable State guided prices, the pricing of the Company’s purchases shall be bound by the State guided prices; or

(c)	if there are no applicable State tariffs or State guided prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market price (including any bidding price); or

(d)	if none of the above applies, the Company’s purchases shall be determined on a cost plus basis. The margin shall be fixed at a rate not exceeding 6%.

China Petroleum and Chemical Corporation and its associates will settle their purchases of the Petroleum Products by way of cash payments.

Caps: The Company originally estimated that for the three years ending 31 December 2007, the annual transaction values in relation to the Petroleum Products Connected Transaction shall not, in aggregate, exceed the caps of RMB13.0 billion, RMB14.3 billion and RMB15.7 billion, respectively. In light of the increase in the prices of the Petroleum Products, the Company proposes the following revised annual caps in relation to the Petroleum Products Connected Transaction:

	Revised caps for the year ending 31 December
	2005	2006	2007
	(RMB million)	(RMB million)	(RMB million)
Aggregate sales of petroleum products to China Petroleum and Chemical Corporation and its associates	16,214	22,000	26,400

LETTER FROM THE BOARD

The above revised annual caps represent an increase of 24.7%, 53.8% and 68.2% for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 respectively, compared to the original annual caps. Such increases are as a result of the substantial increase in the international price of crude oil. The Company anticipates that the international oil price will continue to increase for 2006 and 2007. The increase in international oil price will, invariably, lead to a corresponding increase in the prices of the Petroleum Products on the open market.

More specifically, the revised caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of sales of petroleum products to China Petroleum and Chemical Corporation and its associates;

(b)	the current prices of the Petroleum Products and the industry estimates of the increase in the prices of the Petroleum Products for 2005, 2006 and 2007;

(c)	the Company’s estimate of the increase in the costs of raw materials;

(d)	the Company’s estimate of the increase in the overall demand for petroleum products in the PRC; and

(e)	the Company’s estimate of the increase in the market price of petroleum products.

4. CONNECTED PARTIES AND THEIR RELATIONSHIP

China Petroleum and Chemical Corporation is the controlling shareholder of the Company, having a beneficial interest of approximately 55.56% of the registered capital of the Company. China Petroleum and Chemical Corporation is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of China Petroleum and Chemical Corporation include oil and gas exploration and production, oil refining, petrochemical production and sales/marketing of refined oil products in China.

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

5. BOARD APPROVAL & APPROVAL OF INDEPENDENT SHAREHOLDERS

The Board takes the view that the Revised Caps are on normal commercial terms in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its Shareholders as a whole.

The Company seeks Independent Shareholders’ approval of the Revised Caps. In addition, the Company shall comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules in relation to the Connected Transaction.

LETTER FROM THE BOARD

6. EXTRAORDINARY GENERAL MEETING

The Notice of the 2005 second extraordinary general meeting to be held at Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, the PRC, on 28 December 2005 at 10:00 a.m. is set out on pages 27 to 29 of the Circular, at which an ordinary resolution will be proposed to approve the Revised Caps.

China Petroleum and Chemical Corporation is the controlling shareholder of the Company, having 4,000,000,000 promoter legal person shares, approximately 55.56% of the registered capital of the Company. In accordance with the Hong Kong Listing Rules, China Petroleum and Chemical Corporation and its associates and other shareholders who are interested in the Connected Transactions, if any, will abstain from voting on the resolution to approve the Revised Caps at the extraordinary general meeting. The votes to be taken at the extraordinary general meeting will be taken by poll, the results of which will be announced after the extraordinary general meeting.

A notice of attendance and form of proxy for use at the extraordinary general meeting are also enclosed with the Circular. Pursuant to Rule 13.38 of the Hong Kong Listing Rules, the Company has also submitted to the Hong Kong Stock Exchange an electronic version of the form of proxy for publication on the Hong Kong Stock Exchange’s website. Whether or not Shareholders are able to attend the 2005 second extraordinary general meeting, they are requested to complete and return the enclosed form of proxy to the Secretary’s Office of the Company at, 48 Jinyi Road, Jinshan District, Shanghai 200540, PRC, as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the 2005 second extraordinary general meeting.

Under the article 84 of the articles of association of the Company, a poll can be demanded by the following person(s):

(a)	the chairman of the meeting; or

(b)	at least two (2) Shareholders present in person or by proxies having the right to vote; or

(c)	one or more Shareholders (including proxies) holding shares alone or jointly representing 10 per cent or more of the voting rights present at the meeting.

7. FACTORS FOR CONSIDERATION

Independent Shareholders should consider the following factors when considering the resolutions to be proposed:

(a)	Partners Capital International Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, is of the view that, the Revised Caps are on normal commercial terms in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its Shareholders as a whole; and

LETTER FROM THE BOARD

(b)	The Independent Board Committee considers the Revised Caps to be on normal commercial terms in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its Shareholders as a whole. The Independent Board Committee recommends that the Independent Shareholders should vote in favour of the resolution at the extraordinary general meeting.

8. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders, which is set out on page 13 of the Circular, and which contains their recommendation in respect of the Revised Caps.

The advice of Partners Capital International Limited to the Independent Board Committee is set out on page 14 to 21 of the Circular, which discusses whether the Revised Caps are fair and reasonable.

9. ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to the Circular.

Yours faithfully,
By Order of the Board Zhang Jingming Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

11 November 2005

To the Independent Shareholders of

    Sinopec Shanghai Petrochemical Company Limited

Dear Sir or Madam,

CONNECTED TRANSACTION

We refer to the circular dated 11 November 2005 (the “Circular”) issued by the Company, of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein.

We have been appointed to constitute the Independent Board Committee to make a recommendation to the Independent Shareholders as to whether, in our view, the Revised Caps, as set out on page 8 to 10 of this Circular, are fair and reasonable so far as the Independent Shareholders are concerned. Partners Capital International Limited has been appointed as an independent financial adviser to advise us and the Independent Shareholders on the fairness and reasonableness of the Revised Caps.

Having considered the information set out in the letter from the Board, and the principal factors, reasons and recommendation set out in the letter from Partners Capital International Limited, we are of the opinion that the Revised Caps are on normal commercial terms in the ordinary and usual course of business and fair and reasonable, so far as the Independent Shareholders are concerned. We consider that the Revised Caps are in the interests of the Company as well as the Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to approve the Revised Caps at the extraordinary general meeting.

Yours faithfully, For and on behalf of the Independent Board Committee

Chen Xinyuan Director Jiang Zhiquan Director	Sun Chiping Director Zhou Yunnong Director

LETTER OF ADVICE FROM PARTNERS CAPITAL INTERNATIONAL LIMITED

The following is the text of a letter of advice dated 11 November 2005 received from Partners Capital International Limited which has been prepared for incorporation into this Circular:

Partners Capital International Limited

Room 1305, 13th Floor,

No. 9 Queens Road Central

Hong Kong

11 November 2005

To the Independent Board Committee and the Independent Shareholders of

Sinopec Shanghai Petrochemical Company Limited

Dear Sirs,

CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement under which Partners Capital International Limited has been appointed to advise the Independent Board Committee and the Independent Shareholders of Sinopec Shanghai Petrochemical Company Limited in respect of the revisions to the Annual Caps of the Connected Transactions contained therein for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 with China Petroleum & Chemical Corporation and its associates. Pursuant to the Hong Kong Listing Rules, the revisions to the Annual Caps of the Connected Transactions are subject to, among others, the approval of the Independent Shareholders at general meeting of the Company. Details of the revisions to the Annual Caps of the Connected Transactions are summarized in the Letter from the Board included in the Circular issued by the Company to its shareholders. This letter has been prepared for inclusion in the Circular and terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

In our capacity as independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to give an independent opinion as to whether the revisions to the Annual Caps of the Connected Transactions contained therein on normal commercial terms in the ordinary and usual course of business, are fair and reasonable insofar as the Independent Shareholders are concerned. Our opinion letter to the Independent Board Committee and the Independent Shareholders has been prepared and delivered in accordance with the requirements of the Hong Kong Listing Rules for the sole purpose of assisting the Independent Board Committee and the Independent Shareholders to evaluate the Revised Caps of the Connected Transactions and we have relied on the Independent Shareholders’ approval of the Connected Transactions during the Company’s extraordinary general meeting held on 28 June 2005 to form the basis of our engagement and opinion. The assumptions made and the analyses conducted in our letter were undertaken in accordance with the customs and practices employed in similar transactions in Hong Kong.

LETTER OF ADVICE FROM PARTNERS CAPITAL INTERNATIONAL LIMITED

In formulating our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors and representatives of the Company (including those contained or referred to in the Circular) and have assumed that all such information, opinions, facts and representations, which have been provided by the Directors and such representatives, and for which they are fully responsible, are true, accurate and complete in all respects. We have discussed with the management of the Company about their plans and prospects of the Company. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. With respect to any financial forecasts, estimates and projections relating to the Connected Transactions, we have assumed that each of such forecasts, estimates and projections was reasonably prepared on basis reflecting the best currently available information, views and judgments of future requirements of the Company and may be relied upon by us in formulating our opinion. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of dispatch of the Circular.

In providing our opinion, we have not made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities of the Company, China Petroleum & Chemical Corporation or its associates. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company, China Petroleum & Chemical Corporation, or its associates. It is not within our terms of reference to comment on the commercial feasibility of the Connected Transactions, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Connected Transactions and our opinion has been made on the assumption that all obligations performed by each of the parties to the Connected Transactions have been and will continue to be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of this opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. As a result, circumstances could develop that, if known at the time we rendered our opinion, would have altered our opinion.

LETTER OF ADVICE FROM PARTNERS CAPITAL INTERNATIONAL LIMITED

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion with regard to the revisions to the Annual Caps of the Connected Transactions, we have considered the principal factors and reasons set out below. None of these factors or reasons considered by us was assigned a greater significance than any other. We did not form a conclusion as to whether any individual factor or reason, considered in isolation, supported or failed to support our opinion, although we are not aware of any matter which would have rendered our opinion differently by the results of our analyses of any such individual factor or reason. Rather, in reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1. Introduction

The Company has historically conducted various business transactions with China Petroleum & Chemical Corporation and its associates and thus had entered into the Framework Agreement with China Petroleum & Chemical Corporation on 28 April 2005. Under the Framework Agreement, the Company shall, amongst other transactions, purchase Raw Materials from and sell Petroleum Products to China Petroleum & Chemical Corporation and its associates. At the Company’s extraordinary meeting on 28 June 2005, the Independent Shareholders approved the Connected Transactions and the Annual Caps.

Approved Connected Transactions and the Annual Caps

		Annual Caps for the year ending December 31,
Transaction	Description	2005	2006	2007
		(RMB million)	(RMB million)	(RMB million)
Raw Materials Connected Transaction	Purchase crude oil, naphtha, paraxylene and other intermediate petrochemical raw materials	21,600	23,800	26,300

Petroleum Products Connected Transaction	Sell gasoline, diesel, jet oil and other petroleum products	13,000	14,300	15,700

Based on the Company’s unaudited financial statements, the aggregate transaction values of the Raw Materials Connected Transaction and the Petroleum Products Connected Transaction for the period between 1 January 2005 and 30 September 2005 were RMB20.9 billion and RMB11.4 billion, respectively. The Directors believe that if the market condition and the operation of the Company are to remain at the similar level throughout the last quarter of 2005, the Raw Materials Cap of RMB21.6 billion and the Petroleum Products Cap of RMB13.0 billion, as stated in the May 2005 Circular, are

LETTER OF ADVICE FROM PARTNERS CAPITAL INTERNATIONAL LIMITED

expected to be exceeded. In addition, the Directors also believe that based on the current market condition and the operation of the Company, the annual caps for Raw Materials Connected Transaction and Petroleum Products Connected Transaction, for the year ending 31 December 2006 and 31 December 2007, should also be revised.

2. The Revised Caps for the Connected Transactions

The table below sets forth a summary of the historical figures and the estimated amount of the Revised Caps for the Connected Transactions for the three years ending 31 December 2007:

	Historical Figures for the years ending 31 December			Estimated amount for the years ending 31 December
Transaction	2002	2003	2004	2005	2006	2007
	(RMB Million)	(RMB Million)	(RMB Million)	(RMB Million)	(RMB Million)	(RMB Million)
Raw Materials Connected Transaction	11,912	16,661	20,526	28,460	39,102	47,002

Petroleum Product Connected Transaction	7,400	8,146	11,473	16,214	22,000	26,400

2.1 The Revised Caps for the Raw Materials Connected Transaction

In formulating our opinion, we have examined the information, opinions and facts supplied regarding the Raw Materials Connected Transaction with reference to two principal factors:

i.	The Company’s estimate on the quantity of the Raw Materials that it will purchase from China Petroleum & Chemical Corporation and its associates for a particular year, on the basis of:

•	The previous transactions conducted and transaction amounts in respect of purchases of Raw Materials from China Petroleum & Chemical Corporation and its associates;

•	The Company’s estimate of the increase in its production capacity; and

•	The Company’s estimate of its business growth; and

ii.	The Company’s estimate of the increase in the costs of Raw Materials.

LETTER OF ADVICE FROM PARTNERS CAPITAL INTERNATIONAL LIMITED

In assessing the quantity of the Raw Materials purchased by the Company for the period between 1 January 2005 and 30 September 2005, we reviewed the data provided by the Company and noted that despite the recently completed construction of several facilities near the end of 2004 and increase in its current aggregate capacity, the quantity purchased remained within the Company’s prior estimated range under its business plan as reflected in the Annual Caps. For each of the full year 2005 and 2006, the Company expects the quantities of the Raw Materials purchased by the Company to remain within the prior estimated range under its business plan as reflected in the Annual Caps. As far as the quantities of the Raw Materials purchased and expected to be purchased in 2005 and 2006 under the Raw Materials Connected Transaction are concerned, we noted that the Company has shown signs of adherence to its business plan as reflected in the Annual Caps. On such basis, the parameter of “quantities” would impact (as compared to those quantities adopted in the Annual Caps) no differently on arriving at the magnitude of the Revised Caps of the Raw Materials to be sought in 2005 and 2006.

We however noted that, based on the Company’s updated business plan revised subsequent to the approval of the Annual Caps on 28 June 2005, the aggregate quantity of the Raw Materials that the Company is expected to purchase in 2007 is estimated to grow at an annual growth rate of between 11% to 15% over 2006 (versus about 11% according to the prior estimated range under its business plan as reflected the Annual Caps). Upon our enquiry, the Directors advised that such an increase in the expectation of quantity of the Raw Materials to be purchased in 2007 would be necessary after accounting for the magnitude of the newly estimated increase in the aggregate capacity of the Company in 2007 and after allowing a buffer for the future economic growth in the PRC which is poised to result in an increase in the demand of the Company’s petroleum products.

In reviewing the prices of the Raw Materials purchased by the Company for the period between 1 January 2005 and 30 September 2005, we noted from the data provided by the Company that the purchase of crude oil accounted for over 90 percent of the aggregate transaction value of the Raw Materials Connected Transaction and the average monthly crude oil prices payable by the Company to China Petroleum & Chemical Corporation and its associates (the “Monthly Oil Prices”) had gradually increased to over 50% during this period, reaching approximately RMB3,765 per tonne in September 2005. We also noted that the Monthly Oil Prices were predominantly determined by the international oil price as over 85% of the crude oil purchase was made by China Petroleum & Chemical Corporation and its associates through the international market, and the international oil price had increased substantially, at a similar pace to that of the Monthly Oil Prices, over the same period. For the period between 1 October 2005 and 31 December 2005, the Company expects the Monthly Oil Prices to increase to approximately RMB3,900 per tonne to reflect the further increase in the international oil price. We consider that such expectation of the increase in the Monthly Oil Prices over those actually recorded in September 2005 to be acceptable in determining the Revised Caps in view of the said historical volatility of the international oil price with a recent recording of an increase of more than 50% within a 9-month period.

In reviewing the prices of the Raw Materials that are expected to be purchased by the Company in 2006 and 2007, we noted that the Company is expected to continue to purchase over 85% of its crude oil purchase by China Petroleum & Chemical Corporation and its associates through the international market and, based on the current market condition and forecast, expects the Monthly Oil Prices to remain at a level near RMB3,900 per tonne. We consider that the Company’s expectation of the Monthly Oil Prices at such level in 2006 and 2007 remains acceptable given the said historical

LETTER OF ADVICE FROM PARTNERS CAPITAL INTERNATIONAL LIMITED

volatility of the international oil price, current trading price range of long-dated oil future contracts and according to the views provided by international brokerage firm on the expected international brent crude oil price (i) in 2006 ranging from US$66 per barrel (approximately RMB3,960 per tonne) in normal case up to US$88 per barrel (approximately RMB5,280 per tonne) in super spike upside case; and (ii) in 2007 ranging from US$66 per barrel (approximately RMB3,960 per tonne) in normal case up to US$103 per barrel (approximately RMB6,180 per tonne) in super spike upside case.

Taking these factors into account, the Company has arrived at the Revised Caps of RMB28,460 million, RMB39,102 million and RMB47,002 million for the years ending 31 December 2005, 31 December 2006 and 31 December 2007, respectively.

2.2 The Revised Cap for the Petroleum Products Connected Transaction

In formulating our opinion, we have examined the information, opinions and facts supplied regarding the Petroleum Products Connected Transaction with reference to two principal factors:

i.	The Company’s estimate on the quantity of the Petroleum Products sold to China Petroleum & Chemical Corporation and its associates for a particular year, on the basis of:

•	The previous transactions conducted and transaction amounts in respect of sales of Petroleum Products to China Petroleum & Chemical Corporation and its associates; and

•	The Company’s estimate of its production capacity; and

•	the Company’s estimate of the increase in the overall demand for the Petroleum Products in the PRC; and

ii.	The Company’s estimate of the increase in the prices of the Petroleum Products.

In assessing the quantity of the Petroleum Products sold by the Company for the period between 1 January 2005 and 30 September 2005, we reviewed the data provided by the Company and noted that despite the recently completed construction of several facilities near the end of 2004 and increase in its current aggregate capacity, the quantity sold remained within the Company’s prior estimated range under its business plan as reflected in the Annual Caps. For each of the full year 2005 and 2006, the Company expects the quantities of Petroleum Products sold by the Company to remain within its prior estimated range under its business plan as reflected in the Annual Caps. As far as the quantities of the Petroleum Products sold and expected to be sold in 2005 and 2006 under the Petroleum Products Connected Transaction are concerned, we noted that the Company has shown signs of adherence to its business plan as reflected in the Annual Caps. On such basis, the parameter of “quantities” would impact (as compared to those quantities adopted in the Annual Caps) no differently on arriving at the magnitude of the Revised Caps of Petroleum Products to be sought in 2005 and 2006.

LETTER OF ADVICE FROM PARTNERS CAPITAL INTERNATIONAL LIMITED

We however noted that, based on the Company’s updated business plan revised subsequent to the approval of the Annual Caps on 28 June 2005, the aggregate quantity of the Petroleum Products that the Company is expected to sell in 2007 is estimated to grow at an annual growth rate of between 10% and 15% over the previous year (versus about 10% according to the prior estimated range under its business plan as reflected in the Annual Caps). Upon our enquiry, the Directors advised that such an increase in the expectation of quantities of the Petroleum Products to be sold in 2007 would be necessary after accounting for the magnitude of the newly estimated increase in the aggregate capacity of the Company in 2007 and after allowing a buffer for the future economic growth in the PRC which is poised to result in an increase in the demand of the Company’s petroleum products.

In reviewing the prices of the Petroleum Products sold by the Company for the period between 1 January 2005 and 30 September 2005, we noted from the data provided by the Company that the prices of all the Petroleum Products sold were determined by the PRC government and they had all gradually increased. The sale of gasoline and diesel accounted for over 60 percent of the aggregate transaction value of the Petroleum Products Connected Transaction and the prices of gasoline and diesel sold had both increased between 15% and 25% for the period, reaching an average of approximately RMB3,900 per tonne of gasoline and approximately RMB3,700 per tonne of diesel in September 2005. For the period between 1 October 2005 and 31 December 2005, the Company expects the average selling price of Petroleum Products to reach RMB3,900 per tonne, up from an average of RMB3,450 per tonne for the period between 1 January 2005 and 30 September 2005. We consider that such expectation of the increase in the average selling price of the Petroleum Products over the average actually recorded between 1 January 2005 and 30 September 2005 to be acceptable for the Company in determining the Revised Caps in view of the said historical pricing trends for gasoline and diesel with a recent recording of an increase of between 15% and 25% within a 9-month period.

In reviewing the average prices of the Petroleum Products that are expected to be sold by the Company in 2006 and 2007, we noted that the Company expects the these prices to increase at an annual growth rate of approximately 23% and 8% over the prior year for 2006 and 2007, respectively, and reach RMB4,400 per tonne in 2006 and RMB4,800 per tonne in 2007. We consider that the Company’s expectation of the average selling prices of the Petroleum Products at such levels in 2006 and 2007 to be acceptable given the said historical pricing trends for gasoline and diesel (recording an increase of between 15% and 25% within a recent 9-month period) and the expectation in the price of crude oil in 2006 and 2007.

Taking these factors into account, the Company has arrived at the Revised Caps of RMB16,214 million, RMB22,000 million and RMB26,400 million for the years ending 31 December 2005, 31 December 2006 and 31 December 2007, respectively.

OPINION

We note that if any terms of each of the Connected Transactions as mentioned above is altered or if the Company enters into any new agreements with any connected persons (within the meaning of the Hong Kong Listing Rules) in the future, the Company must comply with the provisions of, among others, Chapter 14A of the Hong Kong Listing Rules governing connected transactions.

LETTER OF ADVICE FROM PARTNERS CAPITAL INTERNATIONAL LIMITED

Having taken into account the rationale and considerations set out above, we are of the view that the Revised Caps for the Connected Transactions contained therein for the years ending 31 December 2005, 31 December 2006 and 31 December 2007, taken as a whole, are fair and reasonable. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting.

Yours faithfully
For and on behalf of
Partners Capital International Limited
Alan Fung	Harry Yu
Managing Director	Director

APPENDIX	GENERAL INFORMATION

1. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(A)	Interests and short positions of Directors and chief executive of the Company in shares, underlying shares and debentures

As at the Latest Practicable Date, the interests and short position of the Directors and the chief executive of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Division 7 and 8 under Part XV of the SFO (including interests and short positions which they were deemed or taken to have under the SFO) or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Hong Kong Stock Exchange, were as follows:

Name	Position in the Company	Number of shares held	Class
Rong Guangdao	Chairman and President	3,600	A Shares
Du Chongjun	Vice Chairman and Vice President	1,000	A Shares
Han Zhihao	Director and Chief Financial Officer	Nil
Wu Haijun	Director and Vice President	1,500	A Shares
Gao Jinping	Director	Nil
Shi Wei	Director	Nil
Lei Dianwu	External Director	Nil
Xiang Hanyin	External Director	Nil
Chen Xinyuan	Independent Director	Nil
Sun Chiping	Independent Director	Nil
Jiang Zhiquan	Independent Director	Nil
Zhou Yunnong	Independent Director	Nil
Zhang Zhiliang	Vice President	3,600	A Shares
Yin Jihai	Vice President	Nil
Zhang Jianping	Vice President	Nil
Tang Chengjian	Vice President	Nil
Zhang Jingming	Company Secretary	Nil

As at the Latest Practicable Date, the spouse of Gao Jinping held 20,000 A shares in the Company.

APPENDIX	GENERAL INFORMATION

Other than as set out above, as at the Latest Practicable Date, none of the Directors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at the Latest Practicable Date, none of the Directors and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

(B)	Interests and short positions of substantial shareholders and other persons in shares and underlying shares

As at the Latest Practicable Date, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (other than Directors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(i)	Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held	% of issued share capital	% of shareholding in the Company’s total issued H Share
China Petroleum and Chemical Corporation	4,000,000,000 Promoter legal person shares	55.56
Alliance Capital Management L.P.	145,095,210(L)	2.02	6.23	(L)
UBS AG	119,410,700(L)	1.66	5.12	(L)
	492,000(S)	0.01	0.02	(S)
JPMorgan Chase & Co.	117,997,784(L)	1.64	5.06	(L)
	60,410,084(P)	0.84	2.59	(P)

(L) = Long position	(S) = Short position	(P) = Lending Pool

(ii)	Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

APPENDIX	GENERAL INFORMATION

(iii)	Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at the Latest Practicable Date, there is no person known to the Directors or chief executive of the Company who has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of the Company.

As at the Latest Practicable Date, no Director of the Company is a Director or an employee of companies, which have interest or short positions in the shares and underlying shares of the Company that is required to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 under Part XV of the SFO.

(C)	At the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Company since 31 December 2004, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Company.

(D)	At the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had since 31 December 2004, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Company, or are proposed to be acquired or disposed of by or leased to any member of the Company.

3. LITIGATION

Neither the Company nor any of its Subsidiaries is engaged in litigation or arbitration of material importance and there is no litigation or claim of material importance pending or threatened against the Company or any of its subsidiaries.

APPENDIX	GENERAL INFORMATION

4. EXPERT’S QUALIFICATION, DISCLOSURE OF INTERESTS AND CONSENT

Partners Capital International Limited is a licensed corporation under the SFO for type 1 and type 6 regulated activities under the SFO.

As at the Latest Practicable Date, Partners Capital International Limited did not have any direct or indirect shareholding in any member of the Company or any right to subscribe for or to nominate persons to subscribe for shares in any member of the Company.

As at the Latest Practicable Date, Partners Capital International Limited did not have any direct or indirect interests in any assets which had since 31 December 2004 (being the date to which the latest published audited consolidated accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Company, or were proposed to be acquired or disposed of by or leased to any member of the Company.

Partners Capital International Limited has given and has not withdrawn its written consent to the issue of this Circular with the inclusion therein of its letter and references to its name in the form and context in which they appear.

5. SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors had any existing or proposed service contract with the Company or any of its subsidiaries which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

6. MATERIAL ADVERSE CHANGES

There has been no material adverse change in the financial or trading position of the Company since 31 December 2004, the date to which the latest published audited accounts of the Company have been made up.

7. MISCELLANEOUS

(a)	The company secretary of the Company is Zhang Jingming, Senior Economist.

(b)	The registered office of the Company is at 48 Jinyi Road, Jinshan District, Shanghai 200540, People’s Republic of China.

(c)	The share registrars and transfer office for the Company’s H-shares are Hong Kong Registrars Limited, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(d)	In case of inconsistency, the English text of this circular shall prevail over the Chinese text.

APPENDIX	GENERAL INFORMATION

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong, and at the registered office of the Company, 48 Jinyi Road, Jinshan District, Shanghai 200540, PRC, from the date of this circular up to and including 30 November 2005:

(a)	the Sales and Purchases Framework Agreement;

(b)	the letter of consent from Partners Capital International Limited;

(c)	the letter from Partners Capital International Limited to the Independent Board Committee dated 11 November 2005, the text of which is set out on pages 14 to 21 of this Circular;

(e)	agenda and resolutions for the fifth meeting of the fifth session of the Board; and

(f)	the letter from the Independent Board Committee.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Notice of the 2005 Second Extraordinary General Meeting

The Company and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

NOTICE IS HEREBY GIVEN that at the fifth meeting of the fifth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) held on 10 November 2005, the Board of Directors has decided to hold the 2005 second extraordinary general meeting (the “Meeting”) of the Company. The details of the Meeting are as follows:

1.	Basic Information for convening the Meeting:

(1)	Date and Time:	Wednesday, 28 December 2005 at 10:00 a.m.;

(2)	Venue:	Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, the PRC;

(3)	Convener:	Board of Directors of the Company;

(4)	Form of Meeting:	Voting at the Meeting

2.	Items to be considered at the Meeting

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT according to the announcement (the “Announcement”) published by the Company in “China Securities” and “Shanghai Securities News” on 11 November 2005 or the circular despatched to holders of H shares on 11 November 2005 (the “Circular”), the revised annual caps for the years ending 31 December 2005, 31 December 2006 and 31 December 2007, respectively, on the raw materials connected transaction and the petroleum products connected transaction referred to in the Announcement or in section 3 in the Letter from the Board contained in the Circular are hereby generally and unconditionally approved; and that the directors of the Company are hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the revisions to the caps on the raw materials connected transaction and the petroleum products connected transaction referred to in the Announcement or in section 3 in the Letter from the Board contained in the Circular.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.	Attendees of the Meeting

(1)	Holders of the Company’s shares whose names appear on the Register of Members of the Company after the close of trading on Friday, 25 November 2005 or their proxies must complete the notice of attendance and return it to the Company by 5 December 2005. For details, please refer to the notice of attendance.

(2)	Directors, supervisors and senior management of the Company.

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board of Directors.

4.	Method of registration:

(1)	Please complete the notice of attendance for the Meeting. For details, please refer to the notice of attendance.

(2)	Registration period: 26 November 2005 to 5 December 2005.

(3)	Registration address: For details, please refer to the notice of attendance for the Meeting.

By order of the Board

Zhang Jingming

Company Secretary

Shanghai, 11 November 2005

Notes:

1.	Shareholders whose names are registered in the register of members of the Company on close of trade on 25 November 2005 are entitled to attend and vote at the Meeting. Persons holding the Company’s H-shares should note that the register of members of the Company’s H-shares will be closed from 28 November 2005 to 27 December 2005, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company’s H-shares who intend to attend the Meeting must deliver their instruments of transfer together with the relevant share certificates to the Company’s Share registrar, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:00 p.m on 25 November 2005.

2.	Shareholders who intend to attend the Meeting are required to send the Notice of Attendance to the registered address of the Company by 5 December 2005. Please refer to the form of Notice of Attendance for details.

3.	Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person’s authorised representative. If the form of proxy is signed

NOTICE OF EXTRAORDINARY GENERAL MEETING

by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the form of proxy must be returned to the registered address of the Company not later than 24 hours prior to the commencement of the Meeting. A form of proxy is enclosed herewith. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Meeting.

4.	Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll, if a poll is demanded in accordance with the articles of association of the Company.

5.	The Meeting is expected to last for half a day. Shareholders or their proxies attending the Meeting shall be responsible for their own travel and accommodation expenses.

6.	In accordance with the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited and the listing rule of the Shanghai Stock Exchange, China Petroleum and Chemical Corporation and its associates and other shareholders who are interested in the continuing connected transactions, if any, will abstain from voting on the resolution to approve the revised annual caps on the raw materials and petroleum products for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 at the Meeting. The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Notice of Attendance for the 2005 Second Extraordinary General Meeting

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the 2005 second extraordinary general meeting (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name Identity Card No. Address	No. of Share Shareholder Electronic Card No. Telephone

Signature:	Date:

Notes:

1.	In accordance with the decision made at the fifth meeting of the fifth session of the Board of Directors of the Company, the share registration date is 25 November 2005. The Company’s shareholders whose names appear on the register of members of the Company after the trading close of the same day are eligible to complete this notice of attendance and attend the Meeting.

2.	Please fill in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please attach a copy of you identity (Identity Card or Passport)

4.	Please attach a copy of your share certificate.

5.	You may return this notice of attendance in person, mail or fax to the Company before 5 December 2005 (base on the postal chop of the local post office).

6.	(a) If deliver in person, you can send to:

        The Secretary’s Office of the Board of Directors of

        Sinopec Shanghai Petrochemical Company Limited

        48 Jinyi Road, Jinshan District

        Shanghai, PRC or

        Suite B, 28/F, Huamin Empire Plaza

        728 West Yan’an Road

        Shanghai, PRC

(b)	If deliver by mail, you can mail to:

        The Secretary’s Office of the Board of Directors of

        Sinopec Shanghai Petrochemical Company Limited

        48 Jinyi Road, Jinshan District

        Shanghai, PRC Postcode: 200540

(c)	If reply by fax, you can fax to:

        The Secretary’s Office of the Board of Directors of

        Sinopec Shanghai Petrochemical Company Limited at: (8621) 57940050

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Form of Proxy for the 2005 Second Extraordinary General Meeting

Number of shares relevant to this form of proxy (Note 1) _____________________________________________________________

I/We(Note 2) ________________________________________________________________________________________________

of ______________________________________________________________________________________________________

being shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding ______________________

A shares, H shares of the Company hereby appoint(Note 3) the Chairman of the 2005 second extraordinary general meeting (the “Meeting”)/

_______________________________________________________________________________________________________

as my/our proxy to attend at and vote for me/us and on my/our behalf at the Meeting of the Company to be held at Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, the PRC on Wednesday, 28 December 2005 at 10:00 a.m. to vote on the following resolutions as indicated. Failure to complete the boxes will entitle my/our proxy to vote at his/her discretion:

To consider and if thought fit, pass the following resolution as an ordinary resolution.

RESOLUTION	FOR(Note 4)	AGAINST(Note 4)
“THAT according to the announcement (the “Announcement”) published by the Company in “China Securities” and “Shanghai Securities News” on 11 November 2005 or the circular despatched to holders of H shares on 11 November 2005 (the “Circular”), the revised annual caps for the years ending 31 December 2005, 31 December 2006 and 31 December 2007, respectively, on the raw materials connected transaction and the petroleum products connected transaction referred to in the Announcement or in section 3 in the Letter from the Board contained in the Circular are hereby generally and unconditionally approved; and that the directors of the Company are hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the revisions to the caps on the raw materials connected transaction and the petroleum products connected transaction referred to in the Announcement or in section 3 in the Letter from the Board contained in the Circular.”

Dated: 2005	Signature(Note 5)

Notes:

1.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s).
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the total number of shares registered in your name(s).
4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED “AGAINST”. Failure to complete the boxes will entitle your voting proxy to cast his/her vote at his/her discretion. On a show of hands, a shareholder is entitled to one vote. On a poll, a shareholder is entitled to one vote for every fully-paid share held and a shareholder entitled to more than one vote need not use all his/her votes in the same way. A tick in the relevant box indicates that the votes attached to all the shares stated above as held by you will be cast accordingly. The total number of shares referred to in the two boxes for the same resolution cannot exceed the number of shares stated above as held by you. Where numbers are referred to in both boxes for the same resolution, the voting proxy will vote on a show of hands according to the box with the larger number or, in case of a equal number of both boxes, the voting proxy will cast his/her vote at his/her discretion.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing, or, in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised.
6.	A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the Meeting is preferred, please strike out the words “the Chairman of the Meeting and/or” and insert the name(s) and address(es) of the proxy/proxies desired in the space provided. In the event that two or more people (other than the Chairman of the Meeting) are named as proxies and the words “the Chairman of the Meeting...and/or” are not deleted, those words and references shall be deemed to have been deleted.
7.	If you appoint more than one proxy, the voting rights may only be exercised by way of poll.
8.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Secretary’s Office of the Company, Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road, Jinshan District, Shanghai 200540, P.R.C., not less than 24 hours before the time appointed for holding the Meeting (or any adjournment thereof).
9.	Completion and delivery of a form of proxy will not preclude you from attending and/or voting at the Meeting (or any adjournment thereof) if you so wish.
10.	Any alteration made to this form of proxy must initialled by the person(s) who sign(s) it.
11.	In representing the shareholders to attend the Meeting, the proxy so appointed shall produce his/her identification document and the power of attorney duly signed by appointor or the legal representative of the appointor. The power of attorney shall state the date of issuance.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the 5th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and severally and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

The directors were informed on the convening of the 5th meeting of the fifth session of the board of directors of the Company (the “Meeting”) via facsimile and mail on 30 October 2005. The Meeting was held on 10 November 2005 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The Meeting complied with the requirements of the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolution:

Resolution 1 The revisions to the caps of the continuing connected transactions of the Company were considered and approved (with 10 votes in favor, 0 vote against, 0 abstention);

Resolution 2 The establishment of an independent board committee (the “Independent Board Committee”) of the Company was considered and approved. The Independent Board Committee comprises Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong (with 10 votes in favor, 0 vote against, 0 abstention);

Resolution 3 The appointment of Partners Capital International Limited as independent financial adviser to the Independent Board Committee was considered and approved (with 10 votes in favor, 0 vote against, 0 abstention);

Resolution 4 The Company’s second extraordinary general meeting to be held on 28 December 2005 in Shenzhen was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 5 Contents of the drafts of the revisions to the caps of the continuing connected transactions announcement and the circular to shareholders, the authorization given to Mr Rong Guangdao, Chairman, to amend the revisions to the caps of the continuing connected transactions announcement and the circular to shareholders when appropriate, and the dispatching of the circular to shareholders on or around 11 November 2005 were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

Connected directors Mr Lei Dianwu and Mr Xiang Hanyin abstained from voting on resolutions 1 to 3 in respect of matters arising from the connected transactions.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 10 November 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Notice of the 2005 Second Extraordinary General Meeting

The Company and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

NOTICE IS HEREBY GIVEN that at the fifth meeting of the fifth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) held on 10 November 2005, the Board of Directors has decided to hold the 2005 second extraordinary general meeting (the “Meeting”) of the Company. The details of the Meeting are as follows:

1.	Basic Information for convening the Meeting:

(1)	Date and Time:	Wednesday, 28 December 2005 at 10:00 a.m.;

(2)	Venue:	Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, the PRC;

(3)	Convener:	Board of Directors of the Company;

(4)	Form of Meeting:	Voting at the Meeting

2.	Items to be considered at the Meeting

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT according to the announcement (the “Announcement”) published by the Company in “China Securities” and “Shanghai Securities News” on 11 November 2005 or the circular despatched to holders of H shares on 11 November 2005 (the “Circular”), the revised annual caps for the years ending 31 December 2005, 31 December 2006 and 31 December 2007, respectively, on the raw materials connected transaction and the petroleum products connected transaction referred to in the Announcement or in section 3 in the Letter from the Board contained in the Circular are hereby generally and unconditionally approved; and that the directors of the Company are hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the revisions to the caps on the raw materials connected transaction and the petroleum products connected transaction referred to in the Announcement or in section 3 in the Letter from the Board contained in the Circular.”

3.	Attendees of the Meeting

(1)	Holders of the Company’s shares whose names appear on the Register of Members of the Company after the close of trading on Friday, 25 November 2005 or their proxies must complete the notice of attendance and return it to the Company by 5 December 2005. For details, please refer to the notice of attendance.

(2)	Directors, supervisors and senior management of the Company.

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board of Directors.

4.	Method of registration:

(1)	Please complete the notice of attendance for the Meeting. For details, please refer to the notice of attendance.

(2)	Registration period: 26 November 2005 to 5 December 2005:

(3)	Registration address: For details, please refer to the notice of attendance for the Meeting.

By order of the Board

Zhang Jingming

Company Secretary

Shanghai, 11 November 2005

As of the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Notes:

1.	Shareholders whose names are registered in the register of members of the Company on close of trade on 25 November 2005 are entitled to attend and vote at the Meeting. Persons holding the Company’s H-shares should note that the register of members of the Company’s H-shares will be closed from 28 November 2005 to 27 December 2005, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company’s H-shares who intend to attend the Meeting must deliver their instruments of transfer together with the relevant share certificates to the Company’s Share registrar, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:00 p.m on 25 November 2005.

2.	Shareholders who intend to attend the Meeting are required to send the Notice of Attendance to the registered address of the Company by 5 December 2005. Please refer to the form of Notice of Attendance for details.

3.	Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person’s authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the form of proxy must be returned to the registered address of the Company not later than 24 hours prior to the commencement of the Meeting. A form of proxy is enclosed herewith. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Meeting.

4.	Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll, if a poll is demanded in accordance with the articles of association of the Company.

5.	The Meeting is expected to last for half a day. Shareholders or their proxies attending the Meeting shall be responsible for their own travel and accommodation expenses.

6.	In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, China Petroleum and Chemical Corporation and its associates and other shareholders who are interested in the continuing connected transactions, if any, will abstain from voting on the resolution to approve the revised annual caps on the raw materials connected transaction and the petroleum products connected transaction for the years ending 31 December 2005, 31 December 2006 and 31 December 2007 at the Meeting. The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting.